SILVERLEAF RESORTS, INC.
                        1221 RIVER BEND DRIVE, SUITE 120
                               DALLAS, TEXAS 75247
                              PHONE: (214) 631-1166
                               FAX: (214) 631-1178

                                  JULY 18, 2006

VIA EDGAR TRANSMISSION AND OVERNIGHT DELIVERY

Mr. Daniel L. Gordon
Branch Chief
Division of Corporation Finance
Mail Stop 4561
United States Securities and
   Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

           RE:    SILVERLEAF RESORTS, INC. (THE "REGISTRANT")
                  FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005, FILED MARCH 17, 2006
                  FILE NO. 1-13003

Dear Mr. Gordon:

      In response to your comment letter dated July 12, 2006, the Registrant has responded to each one of your comments below. The Registrant's responses are numbered to correspond to the numbered paragraphs in your comment letter.

FORM 10-K ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2005 AND DECEMBER 31, 2004, PAGE 53

      1. YOUR DISCLOSURE ON PAGE 54 INDICATES THAT THE AVERAGE YIELD ON YOUR OUTSTANDING NOTES RECEIVABLE WAS APPROXIMATELY 15.3% AT DECEMBER 31, 2005. HOWEVER, WE NOTE THAT INTEREST INCOME FOR THE YEAR IS IN EXCESS OF 20% OF YOUR AVERAGE NET NOTES RECEIVABLE BALANCE. PLEASE EXPLAIN TO US THE REASONS FOR THIS DIFFERENCE.

            Response: Interest income for the year ended December 31, 2005 as reported in the Consolidated Statement of Operations consists of the following:

             Interest earned on notes receivable                     $34,996,000
             Interest income accreted on investments
               in special purpose entities                             2,410,000
             Late charges earned from obligors on notes receivable       456,000
             Investment interest earned on cash equivalent balances      292,000
                                                                     -----------
             Total reported interest income                          $38,154,000

Mr. Daniel Gordon
July 18, 2006
Page 2

            We believe it is more appropriate to gauge the reasonableness of our interest income as a percentage of gross notes receivable, as opposed to an amount that is net of our allowance for uncollectible notes. Interest earned on notes receivable of $34,996,000 was approximately 14.9% of 2005 monthly average gross notes receivable of $235,404,000, slightly less than the 15.3% average yield disclosed at December 31, 2005 due to less than 100% interest income recognition on delinquent accounts.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES SUMMARY

BASIS OF PRESENTATION, PAGE F-7

      2. YOUR DISCLOSURE STATES THAT THE BASIS OF PRESENTATION IS THE RULES AND REGULATIONS OF THE SEC. IN FUTURE FILINGS, PLEASE REVISE TO REFERENCE GENERALLY ACCEPTED ACCOUNTING POLICIES RATHER THAN THE SEC.

            Response: We agree with the staff's comment. All future filings will reference accounting policies generally accepted in the United States of America as the basis of our presentation, rather than "the rules and regulations of the SEC."

NOTE 4. NOTES RECEIVABLE, PAGE F-13

      3. WE NOTE THAT A SIGNIFICANT AMOUNT OF YOUR NOTES RECEIVABLE HAVE BEEN RESTRUCTURED TO BRING THE NOTES CURRENT AND EXTEND THE MATURITY DATE. PLEASE EXPLAIN TO US WHAT CONSIDERATION YOU HAVE GIVEN TO PARAGRAPH 34 OF SOP 04-2 AND THE PROVISIONS OF SFAS 114 IN DETERMINING WHETHER TO RECORD AN IMPAIRMENT FOR THESE NOTES RECEIVABLE. ALSO, CLARIFY TO US WHETHER YOU CONTINUE TO RECOGNIZE INTEREST INCOME ON THESE NOTES RECEIVABLE.

            Response: Statement of Financial Accounting Standard 152, Accounting for Real Estate Time-Sharing Transactions, and Statement of Position 04-2, Accounting for Real Estate Time-Sharing Transactions, are effective for financial statements for fiscal years beginning after June 15, 2005. Therefore, paragraph 34 of SOP 04-2 is not effective for our fiscal year ended December 31, 2005. However, we are in compliance with the current literature and SOP 04-2 as follows:

            Under SFAS No. 114, Accounting by Creditors for Impairment of a Loan, Paragraph 5 states that the scope of the FAS is to address the accounting by creditors for impairment of a loan, as well as the accounting by creditors for all loans that are restructured in a troubled debt restructuring involving a modification of terms.

Mr. Daniel Gordon
July 18, 2006
Page 3

            Paragraph 8 states:

                  [A] loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. ... This Statement does not specify how a creditor should determine that it is probable that it will be unable to collect all amounts due according to the contractual terms of a loan. A creditor should apply its normal loan review procedures in making that judgment. An insignificant delay or insignificant shortfall in amount of payments does not require application of this Statement. A loan is not impaired during a period of delay in payment if the creditor expects to collect all amounts due including interest accrued at the contractual interest rate for the period of delay. Thus, a demand loan or other loan with no stated maturity is not impaired if the creditor expects to collect all amounts due including interest accrued at the contractual interest rate during the period the loan is outstanding.

            Based on the preceding, we have concluded that our practice of granting limited payment concessions is not subject to SFAS No. 114 based on the following:

            o The terms of the notes are not amended. Rather, we agree with the customer to defer the missed monthly payments by agreeing that the missed monthly payments will be paid in monthly installments at the end of the stated term of the note. This deferral is also contingent on the customer making two consecutive monthly payments thereafter to establish their ability and intent to pay the note. Typically, these deferrals involve only two or three missed payments as our collection department may initiate this process after two late payments.

            o Under the terms of the notes, we are still entitled to collect 100% of the interest and principal originally stated to be due under the notes even if a deferral is granted.

            o As our notes do not provide for interest on late payments, no interest is forgiven as no interest is due on the late payments, other than the originally stated interest.

            o     Our notes have terms ranging from 7 to 10 years.

            Based on the foregoing, we do not believe that SFAS No. 114 should apply as the notes are not modified and the deferrals do not involve a significant number of payments.

            In regard to the preceding and your question regarding the accrual of interest, we account for interest income on the notes with deferred payments as follows:

Mr. Daniel Gordon
July 18, 2006
Page 4

            o Initially, we only recognize 75% of accrued interest income on notes that are 1 payment late, 50% for notes that are 2 payments late, 25% for notes that are 3 payments late, and 0% for notes that are 4-plus payments late. (See 5th paragraph, page 48, and 4th full paragraph, page F-8, of our Form 10-K for the year ended December 31, 2005.)

            o When a deferral concession is made on a note, any interest income previously accrued under the immediately preceding methodology is reversed against interest income, thereby effectively writing off the previously accrued interest income.

            In summary, any interest income inherent in the missed payments are reversed against interest income, and no interest is accrued on the missed payments as the missed payments do not bear interest under the deferred notes.

            Although we do not believe that SFAS No. 114 applies, we also believe our accounting treatment is consistent with the accounting treatment which would result if SFAS No. 114 applied. Due to the reversal of interest income on the notes with deferred payments, the present value of expected future cash flows discounted at the notes' effective interest rates are the same as the principal balances of the notes at the time of the deferrals and the related interest reversals. See Paragraph 13 of SFAS No. 114. Therefore, applying SFAS No. 114 would not change the effect of the deferrals on our income and expense.


                                      ****

            In connection with the above responses to your comments, we acknowledge that:

            o we are responsible for the adequacy and accuracy of the disclosure in the filing;

            o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

            o we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            We also understand that the Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in its review of our filings or responses to your comments on our filings.

Mr. Daniel Gordon
July 18, 2006
Page 5

      Please do not hesitate to contact the undersigned if I can supply you with any further information concerning these or any further comment you may have.


                                                   Very truly yours,


                                                   SILVERLEAF RESORTS, INC.



                                                   By:  /s/ Harry J. White, Jr.
                                                        -----------------------
                                                        Harry J. White, Jr.
                                                        Chief Financial Officer


cc: Bill Demarest, Staff Accountant (via facsimile 202/772-9210) Mr. Richard Budd, Silverleaf Audit Committee Chair